EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces
Results for the Third Quarter Ended September 30, 2025
ACHESON, Alberta, November 12, 2025 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2025. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior third quarter ended September 30, 2024.
Third Quarter 2025 Financial Highlights:
•Combined revenue was $390.8 million and increased 6% (reported revenue of $317.2 million, increased 11%)
•Combined gross profit was $57.1 million (15.7%) and decreased 23% (reported gross profit of $49.7 million (15.7%), decreased 25%)
•Adjusted EPS was $0.67 and decreased 44% (basic earnings per share of $0.59, increased 9%)
•Adjusted EBITDA was $99.0 million and decreased 12% (net income of $17.3 million, increased 19%)
•Free cash flow was an inflow of cash of $45.7 million and increased $56.3 million
•Net debt was $904.0 million and increased $7.1 million during the quarter
Third Quarter 2025 Operational Highlights:
Revenue and combined revenue for the third quarter increased, driven primarily by incremental contract wins and commissioned growth assets in the Heavy Equipment - Australia Segment.
•Heavy Equipment - Australia revenue increased 26% to $188.5 million from $149.5 million, driven by a 20% expansion in fleet size, strong operational performance under favourable weather, and higher volumes from three major Australian contracts secured over the past year.
•Heavy Equipment - Canada revenue decreased 5% to $125.7 million from $132.7 million, primarily due to reduced scopes at the Syncrude mines and lower overburden and reclamation activity in the oil sands.
•Revenue generated by joint ventures and affiliates decreased 8% to $73.5 million from $80.3 million, largely related to decreased volumes generated from the Nuna Group of Companies.
•Our portion of revenue generated by the civil-infrastructure Fargo project remained strong this year, comparable to the prior year, as the project continued strong production momentum and progressed towards 80% complete.
Compared to 2025 Q2, 2025 Q3 results demonstrated solid sequential improvement with a 5% increase in combined revenue but was highlighted by significantly improved gross profit margins.
•In Australia, strong operational execution, favourable weather, lower third-party maintenance and scale efficiencies gained from fleet expansion supported gross profit margin gains of 4.5%.
•In Canada, gross margin improved by 4.8% as steady operations replaced the temporary shutdowns experienced in the prior quarter.
•Overall combined gross margin improved 5.7%, from 8.9%1 to 14.6%, reflecting operational consistency, improved cost control across the business and enhanced heavy equipment productivities.
1 Certain prior period costs within our Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification changed combined gross profit and combined gross profit margin, but has no impact on revenue, income before taxes, or net income.

EXHIBIT 99.1

Gross profit for the current quarter came in lower than the prior year. Heavy Equipment - Australia experienced higher operating costs relating primarily to the mix of contract and mine site work, offset by cost savings on parts spend relating to favourable dry weather conditions. Heavy Equipment - Canada margins were impacted by demobilization costs and investment in equipment maintenance.
Adjusted EPS of $0.67 compared to $1.19 in the prior year Q3 reflects our earnings and the impact of a higher average share count of 29.2 million (up from 26.8 million in 2024 Q3), driven by the issuance of 3.0 million shares from convertible debentures in February 2025, partially offset by share repurchases. Interest expense of $18.5 million, including contingent liability accretion, reduced EPS by approximately $0.50.
The Q3 adjusted EBITDA was lower year-over-year due to the same factors that impacted gross profit; however, we experienced a 3.7% improvement to our EBITDA margin compared to 2025 Q2, primarily due to consistent operation in the oil sands region, increased productive maintenance headcount in Australia, and steady operations within the Fargo joint ventures.
Free cash flow for the quarter was $45.7 million and was primarily based on adjusted EBITDA of $99.0 million offset by sustaining capital additions ($47.0 million) and cash interest expense ($14.5 million).
Our net debt increased $7.1 million in the quarter as free cash flow was more than offset by growth capital of $23.3 million, share purchases of $13.8 million and the unrealized impact of the higher foreign exchange rate on Australian-denominated debt (impact of approximately $10 million).
Joe Lambert, President and CEO stated "With our encouraging third quarter in the books, we are locked and loaded looking to deliver on our second half commitments and finishing the year strong. I appreciate your continued support and look forward to sharing our 2026 outlook with you in December."
Declaration of Quarterly Dividend
On November 10, 2025, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on November 26, 2025. The Dividend will be paid on January 9, 2026, and is an eligible dividend for Canadian income tax purposes.
NACG’s outlook for 2025
The following table provides projected key measures for the remainder of 2025.

	Actual results for the six months ended		Outlook for the six months ended
	December 31, 2024	June 30, 2025	December 31, 2025
			Current	Previous
Key measures
Combined revenue(i)	$740M	$762M	$700 - $750M	No Change
Adjusted EBITDA(i)	$202M	$180M	$190 - $210M	No Change
Adjusted EPS(i)	$2.15	$0.54	$1.40 - $1.60	No Change
Sustaining capital(i)	$69M	$158M	$60 - $70M	No Change
Free cash flow(i)	$68M	($42M)	$95 - $105M	No Change

Capital allocation
Growth spending(i)	$45M	$53M	Approx. $25M	No Change
Net debt leverage(i)	2.2x	2.2x	Targeting 2.2x	Targeting 2.1x
(i)See “Non-GAAP Financial Measures”.

EXHIBIT 99.1

Results for the three and nine months ended September 30, 2025
Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2025	2024	2025	2024
Revenue	$317,248	$286,857	$978,715	$860,197
Cost of sales(i)	218,033	177,041	690,554	555,515
Depreciation(i)	49,492	43,902	164,717	134,915
Gross profit(i)	$49,723	$65,914	$123,444	$169,767
Gross profit margin(i)(ii)	15.7%	23.0%	12.6%	19.7%
General and administrative expenses (excluding stock-based compensation)(ii)	13,026	9,291	35,814	32,609
Stock-based compensation (benefit) expense	(156)	1,332	(2,600)	3,081
Operating income(i)	35,747	54,621	89,118	132,496
Interest expense, net	15,265	15,003	42,904	44,939
Net income(i)	17,296	14,489	33,709	40,503
Comprehensive income(i)	28,449	15,604	44,781	42,256

Adjusted EBITDA(i)(ii)	99,039	112,876	278,928	301,246
Adjusted EBITDA margin(i)(ii)(iii)	25.3%	30.7%	24.2%	28.9%

Per share information
Basic net income per share	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	$0.56	$0.48	$1.11	$1.36
Adjusted EPS(ii)	$0.67	$1.19	$1.20	$2.77
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$91,824	$55,278	$207,916	$140,668
Cash used in investing activities(i)	(65,862)	(65,857)	(231,466)	(218,969)
Effect of exchange rate on changes in cash	2,278	(73)	2,118	(1,047)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(ii)	23,275	8,985	75,804	60,987
Capital additions financed by leases(ii)	(5,845)	(8,985)	(50,653)	(30,054)
Free cash flow(i)	$45,670	$(10,652)	$3,719	$(48,415)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
Net debt

(dollars in thousands)	September 30, 2025	June 30, 2025	December 31, 2024
Credit Facility(i)	$264,519	$257,536	$395,844
Equipment financing(i)	334,057	314,414	253,639
Mortgage(i)	26,959	27,175	27,600
Senior-secured debt(ii)	625,535	599,125	677,083
Senior unsecured notes	225,000	225,000	—
Contingent obligations(i)	100,090	96,837	127,866
Convertible debentures(i)	55,000	55,000	129,106
Cash	(101,637)	(79,025)	(77,875)
Net debt(ii)	$903,988	$896,937	$856,180

(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2025, tomorrow, Thursday, November 13, 2025, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll Free: 1-800-717-1738
Conference ID: 98296
A replay will be available through December 13, 2025, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 98296
Playback Passcode: 98296
The 2025 Q3 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=1232A1F2-254A-427C-99C4-C518946DF7BB
A replay will be available until December 13, 2025, using the link provided.
About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2025, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2025 Q3 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 16 in the consolidated financial statements for the period ended September 30, 2025.

EXHIBIT 99.1

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "sustaining capital", "total capital liquidity", and "total combined revenue". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$17,296	$14,489	$33,709	$40,503
Adjustments:
Stock-based compensation (benefit) expense	(156)	1,332	(2,600)	3,081
Loss (gain) on disposal of property, plant and equipment	740	348	(344)	641
Unrealized foreign exchange loss	845	114	689	9
Change in FV of contingent obligations - estimate adjustments	(2,771)	17,727	(21,573)	26,585
Loss on derivative financial instruments	1,684	572	9,346	845
Equity investment loss on derivative financial instruments	855	1,836	2,766	2,806
Equity investment restructuring costs	—	—	—	4,517
Depreciation expense relating to early component failures	—	—	4,274	—
Post-acquisition asset relocation and integration costs	—	—	1,640	—
Write-down on assets held for sale	—	—	—	4,181
Tax effect of the above items	988	(4,489)	6,761	(8,974)
Adjusted net earnings(i)(ii)	19,481	31,929	34,668	74,194
Adjustments:
Tax effect of the above items	(988)	4,489	(6,761)	8,974
Income tax expense	6,229	6,996	16,244	16,809
Equity investment EBIT(ii)	5,690	4,365	3,943	7,152
Equity loss (earnings) in affiliates and joint ventures	(5,232)	(4,428)	(3,382)	(9,545)
Change in FV of contingent obligations - interest accretion	3,276	4,262	11,870	12,360
Interest expense, net	15,265	15,003	42,904	44,939
Adjusted EBIT(i)(ii)	43,721	62,616	99,486	154,883
Adjustments:
Depreciation(i)	49,492	43,902	164,717	134,915
Amortization of intangible assets	366	322	1,456	940
Depreciation expense relating to early component failures	—	—	(4,274)	—
Write-down on assets held for sale	—	—	—	(4,181)
Equity investment depreciation and amortization(ii)	5,460	6,036	17,543	14,689
Adjusted EBITDA(i)(ii)	$99,039	$112,876	$278,928	$301,246
Adjusted EBITDA margin(i)(ii)(iii)	25.3%	30.7%	24.2%	28.9%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$5,232	$4,428	$3,382	$9,545
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(44)	(183)	113	(358)
Income tax expense (benefit)	431	738	223	(698)
Interest expense (income)	71	(618)	225	(1,337)
Equity investment EBIT(i)	$5,690	$4,365	$3,943	$7,152
(i)See "Non-GAAP Financial Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Revenue from wholly-owned entities per financial statements	$317,248	$286,857	$978,715	$860,197
Share of revenue from investments in affiliates and joint ventures	134,946	144,574	392,686	382,789
Elimination of joint venture subcontract revenue	(61,417)	(64,276)	(218,832)	(200,395)
Total combined revenue(i)	$390,777	$367,155	$1,152,569	$1,042,591
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Gross profit from wholly-owned entities per financial statements	$49,723	$65,914	$123,444	$169,767
Share of gross (loss) profit from investments in affiliates and joint ventures	7,423	7,860	10,783	18,624
Combined gross profit(i)(ii)(iii)	$57,146	$73,774	$134,227	$188,391
Combined gross profit margin(i)(ii)(iii)	14.6%	20.1%	11.6%	18.1%

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(iii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$17,296	$14,489	$33,709	$40,503
Interest from convertible debentures (after tax)	624	1,509	2,352	4,490
Diluted net income available to common shareholders(i)	$17,920	$15,998	$36,061	$44,993

Adjusted net earnings(i)(ii)	$19,481	$31,929	$34,668	$74,194

Weighted-average number of common shares	29,166,135	26,823,124	28,798,450	26,762,439
Weighted-average number of diluted common shares	32,283,751	33,087,074	32,588,696	33,087,074

Basic net income per share	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	$0.56	$0.48	$1.11	$1.36
Adjusted EPS(ii)	$0.67	$1.19	$1.20	$2.77

(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2025	December 31, 2024(i)
Assets
Current assets
Cash	$101,637	$77,875
Accounts receivable	175,933	166,070
Contract assets	12,168	4,135
Inventories	74,229	69,027
Prepaid expenses and deposits	8,674	7,676
Assets held for sale	112	683
	372,753	325,466
Property, plant and equipment, net of accumulated depreciation of $576,366 (December 31, 2024 – $500,303)	1,386,512	1,251,874
Operating lease right-of-use assets	11,051	12,722
Investments in affiliates and joint ventures	85,365	84,692
Intangible assets	10,657	9,901
Other assets	5,509	9,845
Total assets	$1,871,847	$1,694,500
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$122,699	$110,750
Accrued liabilities	77,434	78,010
Contract liabilities	22,878	1,944
Current portion of long-term debt	152,439	84,194
Current portion of contingent obligations	31,424	39,290
Current portion of operating lease liabilities	1,576	1,771
	408,450	315,959
Long-term debt	746,894	719,399
Contingent obligations	68,666	88,576
Operating lease liabilities	9,923	11,441
Other long-term obligations	27,759	44,711
Deferred tax liabilities	139,067	125,378
	1,400,759	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2025 - 29,449,960 (December 31, 2024 – 27,704,450))	288,524	228,961
Treasury shares (September 30, 2025 - 873,970 (December 31, 2024 - 1,000,328))	(14,743)	(15,913)
Additional paid-in capital	7,727	20,819
Retained earnings	179,610	156,271
Accumulated other comprehensive income (loss)	9,970	(1,102)
Shareholders' equity	471,088	389,036
Total liabilities and shareholders’ equity	$1,871,847	$1,694,500
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024(i)	2025	2024(i)
Revenue	$317,248	$286,857	$978,715	$860,197
Cost of sales	218,033	177,041	690,554	555,515
Depreciation	49,492	43,902	164,717	134,915
Gross profit	49,723	65,914	123,444	169,767
General and administrative expenses	12,870	10,623	33,214	35,690
Amortization of intangible assets	366	322	1,456	940
Loss (gain) on disposal of property, plant and equipment	740	348	(344)	641
Operating income	35,747	54,621	89,118	132,496
Interest expense, net	15,265	15,003	42,904	44,939
Equity earnings in affiliates and joint ventures	(5,232)	(4,428)	(3,382)	(9,545)
Loss on derivative financial instruments	1,684	572	9,346	845
Change in fair value of contingent obligations	505	21,989	(9,703)	38,945
Income before income taxes	23,525	21,485	49,953	57,312
Current income tax expense	206	2,466	2,781	5,487
Deferred income tax expense	6,023	4,530	13,463	11,322
Net income	$17,296	$14,489	$33,709	$40,503
Other comprehensive income
Unrealized foreign currency translation gain	(11,153)	(1,115)	(11,072)	(1,753)
Comprehensive income	$28,449	$15,604	$44,781	$42,256
Per share information
Basic net income per share	$0.59	$0.54	$1.17	$1.51
Diluted net income per share	$0.56	$0.48	$1.11	$1.36
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".